MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED.


      THE MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") PROVIDES A DETAILED DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL RESULTS WITH THOSE OF THE TWO PREVIOUS YEARS.THE MD&A SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES COMMENCING ON PAGE 57 OF THIS ANNUAL REPORT.THE FINANCIAL STATEMENTS ARE EXPRESSED IN UNITED STATES DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.THESE STATEMENTS,TOGETHER WITH THE FOLLOWING MD&A ARE INTENDED TO PROVIDE INVESTORS WITH A REASONABLE BASIS FOR ASSESSING THE RESULTS OF OPERATIONS AND FINANCIAL PERFORMANCE OF THE COMPANY AS WELL AS CERTAIN FORWARD LOOKING INFORMATION RELATED TO POTENTIAL FUTURE RESULTS.

      THE MD&A IS COMPRISED OF EIGHT KEY SECTIONS.THE OVERVIEW PROVIDES A HIGH LEVEL SUMMARY OF PRODUCTION, FINANCIAL RESULTS AND CASH FLOW PROVIDED FROM OPERATING ACTIVITIES.THE MERGERS AND ACQUISITIONS SECTION PROVIDES A SUMMARY OF THE COMBINATION BETWEEN THE COMPANY,TVX GOLD INC., AND ECHO BAY MINES LTD., WHICH WAS COMPLETED ON JANUARY 31, 2003.THE FINANCIAL RESULTS PROVIDES A DETAILED ANALYSIS OF SALES, RESULTS OF OPERATIONS FOR EACH MINE, REPORTS ON OTHER ITEMS THAT EFFECT NET LOSS.THE LIQUIDITY AND FINANCIAL RESOURCES SECTION PROVIDES INFORMATION ON CASH FLOW PROVIDED FROM OPERATIONS, CASH FLOW PROVIDED FROM AND USED IN FINANCING ACTIVITIES AND CASH FLOW USED IN INVESTING ACTIVITIES.THE CRITICAL ACCOUNTING POLICIES SECTION PROVIDES AN OVERVIEW OF THE COMPANY'S CRITICAL ACCOUNTING POLICIES. IN THE BUSINESS RISKS AND MANAGEMENT SECTION, THE RISKS ASSOCIATED WITH THE BUSINESS ARE IDENTIFIED (INCLUDING MARKET RISKS) AND THE RISK MANAGEMENT PROGRAMS THAT ARE IN PLACE TO MANAGE THESE RISKS. THE STRATEGY SECTION DESCRIBES THE COMPANY'S STRATEGIC PLAN AND FINALLY THE OUTLOOK SECTION PROVIDES SUMMARY INFORMATION ON THE COMPANY IN THE YEAR AHEAD (DETAILED INFORMATION IS PROVIDED THROUGHOUT THE MD&A).

      OVERVIEW

      The Company is engaged in the mining and processing of gold and silver ore and the exploration for and acquisition of gold-bearing properties, principally in the Americas, Russia, Australia and Africa.The Company's products are gold and silver produced in the form of dore that is shipped to refineries for final processing.

      The Company's attributable gold equivalent production was 888,634 ounces in 2002, a decrease of 6% when compared to 944,803 ounces in 2001 and a decrease of 6% when compared to 2000 production of 943,798 ounces. Average total cash costs per attributable gold equivalent ounce were $201 in 2002, compared to $193 in 2001 and $202 in 2000. Cash flow provided from operating activities in 2002 was $62.9 million, compared to $74.5 million in 2001 and $47.8 million in 2000. Cash flow provided from operating activities decreased in 2002 due to lower gold equivalent production, and a decrease in the proceeds from the restructuring of the gold forward sales contracts when compared to 2001. In 2002, a $7.7 million non-cash charge was recorded to increase the estimated cost of final remediation of certain previously closed mines.This, combined with the results of operations from the current portfolio of mines, resulted in a 2002 net loss for the year of $30.9 million, or $0.32 per share. The 2002 loss compares to a $36.3 million, or $0.42 per share loss in 2001 and a $125.4 million, or $1.33 per share net loss in 2000.All per share information has been adjusted to give retroactive effect for the three for one consolidation of the common shares, which was completed on January 31, 2003.The losses in 2001 and 2000, included non-cash charges of $16.1 million and $72.1 million, respectively.

      Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains or losses arising on translation of these monetary items are now included in the determination of current period losses.The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated redeemable retractable preferred shares were translated into U.S. dollars at the historical rate on the date of issue.The adoption of this new standard has been applied retroactively with prior year comparative amounts restated.The effects on the consolidated financial statements were to decrease deficit at December 31, 2001 and 2000 by $2.8 million and $2.2 million, respectively, to decrease the foreign exchange loss by $0.6 million in 2001 and to increase the foreign exchange gain by $0.7 million in 2000.

"THE PRODUCTION FROM THE TVX NEWMONT J/V
IN 2002 WAS 473,602 OUNCES OF GOLD EQUIVALENT".


         MERGERS AND ACQUISITIONS

         TVX GOLD INC., ECHO BAY MINES LTD. AND THE PURCHASE OF NEWMONT MINING CORPORATION'S INTEREST IN THE TVX NEWMONT AMERICAS JOINT VENTURE

         The Company,TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") entered into a combination agreement dated June 10, 2002, as amended as of July 12, 2002 and November 19, 2002, for the purpose of combining the ownership of their respective businesses. The combination was effected by way of a plan of arrangement under the Canada Business Corporations Act ("CBCA") with an effective date of January 31, 2003.

         In a separate transaction,TVX and a subsidiary of TVX have entered into two agreements dated June 10, 2002, each as amended as of November 19, 2002, with a subsidiary of Newmont Mining Corporation ("Newmont"). Pursuant to these agreements,TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont J/V") for an aggregate purchase price of $180.0 million with an effective date of January 31, 2003.

         Pursuant to the arrangement, TVX amalgamated with a newly formed, wholly owned subsidiary of the Company on January 31, 2003, and each holder of TVX common shares received 2.1667 common shares of the Company. Also pursuant to the arrangement, shareholders of Echo Bay (other than shares owned by the Company) received 0.1733 common shares of the Company for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares that was completed on January 31, 2003, prior to the arrangement.The Company issued 177.8 million common shares with a fair value of $1,269.5 million with respect to the TVX and Echo Bay acquisitions.

         The TVX Newmont J/V held interests in various operating mines located in Canada, Brazil and Chile.The production from the TVX Newmont J/V in 2002 was 473,602 ounces of gold equivalent. Echo Bay held interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.

         The acquisitions are being accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of Canadian generally accepted accounting principles ("CDN GAAP") and Statement of Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the combination.The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with Section 3062, "Goodwill and Other Intangible Assets", of the CICA Handbook, for purposes of CDN GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

         The goodwill resulting from the preliminary purchase price allocation is $888.6 million. Goodwill is subject to a determination of fair values and will be revised for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill that was allocated to it, is greater than its fair value. Kinross has not determined if an impairment exists, and expects to make that determination in 2004 in accordance with CDN and U.S. GAAP.

      FINANCIAL RESULTS

      REVENUES

      GOLD AND SILVER SALES

      The Company's primary source of revenue is from the sale of its gold production. The Company sold 848,513 ounces of gold in 2002, compared to 907,149 ounces in 2001 and 897,428 ounces in 2000. Revenue from gold and silver sales was $261.0 million in 2002 compared to $270.1 million in 2001 and $271.0 million in 2000. Revenue from gold and silver sales in 2002 decreased as a result of lower gold sales due to the suspension of mining operations at the Refugio mine in 2001. In 2002, the Company realized $306 per ounce of gold, compared to $296 in 2001 and $298 in 2000. The average spot price for gold was $310 per ounce in 2002 compared to $271 in 2001 and $279 in 2000.

                                                                   YEARS ENDED DECEMBER 31,
                                                               2002           2001        2000
----------------------------------------------------------------------------------------------
Attributable gold equivalent production - ounces            888,634        944,803     943,798

Gold sales - ounces (EXCLUDING EQUITY ACCOUNTED OUNCES)     848,513        907,149     897,428


Gold sales revenue (MILLIONS)                           $     254.5    $     251.1   $   254.3
Gold deferred revenue realized (MILLIONS)                       5.1           17.7        13.5
----------------------------------------------------------------------------------------------
Total gold revenue realized (MILLIONS)                  $     259.6    $     268.8   $   267.8
----------------------------------------------------------------------------------------------

Average sales price per ounce of gold                   $       300    $       277   $     283
Deferred revenue realized per ounce of gold                       6             19          15
----------------------------------------------------------------------------------------------
Average realized price per ounce of gold sold           $       306    $       296   $     298
----------------------------------------------------------------------------------------------

Average spot gold price per ounce                       $       310    $       271   $     279

Silver sales revenue (MILLIONS)                         $       1.4    $       1.3   $     3.2

      Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the three comparative years.The resulting ratios are 67.24:1 in 2002, 62.00:1 in 2001, and 56.33:1 in 2000.

      The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

      The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies.

      Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

"ESTIMATED GOLD EQUIVALENT PRODUCTION AT FORT KNOX
FOR 2003, IS 410,000 OUNCES AT TOTAL CASH COSTS
OF APPROXIMATELY $220 PER OUNCE".

      INTEREST AND OTHER INCOME

      The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2002 totaled $16.9 million compared to $9.3 million in 2001 and $14.2 million in 2000. Interest and other income in 2002 was comprised of interest on cash deposits of $1.5 million, joint venture management fees of $2.4 million, arbitration settlements of $10.3 million and $2.7 million of other items.This compares to 2001 interest on cash deposits of $4.9 million, joint venture management fees of $2.2 million and insurance settlements of $1.3 million and $0.9 million of other items. And to 2000 interest on cash deposits of $9.1 million, joint venture management fees of $2.6 million, insurance settlements of $2.5 million. Interest income decreased in 2002 due to substantially lower interest rates, while arbitration settlement income increased since the Refugio arbitration claims were settled in 2002. There are no material insurance or arbitration claims outstanding at December 31, 2002.

      MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

      The Company adopted the CICA recommendations for the accounting for written call options in 2000. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings.The change in fair value of the written call options resulted in a mark to market loss of $2.7 million in 2002.This compared to a gain of $3.5 million in 2001 and a gain of $4.1 million during 2000.The Company plans to reduce its written call position in 2003 by delivering gold production into any contracts that are exercised in 2003. For details on the written call options outstanding at December 31, 2002, see Note 8 to the Consolidated Financial Statements.


      COSTS AND EXPENSES

      OPERATING COSTS

      Gold equivalent production in 2002, (excluding equity accounted ounces) decreased by 6% when compared to 2001 production, while operating costs decreased by 3%. Consolidated operating costs were $174.8 million in 2002 compared to $180.7 million in 2001 and $189.6 million in 2000. Total cash costs per ounce of gold equivalent were $201 in 2002 compared to $193 in 2001 and $202 in 2000. Total cash costs per ounce of gold equivalent in 2002 improved at the Kubaka and the Refugio mines and increased at the Porcupine Joint Venture and the Fort Knox mines.

CONSOLIDATED PRODUCTION COSTS PER EQUIVALENT         YEARS ENDED DECEMBER 31,
OUNCE OF ATTRIBUTABLE GOLD PRODUCTION                2002        2001       2000
--------------------------------------------------------------------------------
Cash operating costs                            $     194    $    186   $    193
Royalties                                               7           7          9
--------------------------------------------------------------------------------
Total cash costs                                      201         193        202
--------------------------------------------------------------------------------
Reclamation                                             4           2          3
Depreciation, depletion and amortization              101          94         99
--------------------------------------------------------------------------------
Total production costs                          $     306    $    289   $    304
--------------------------------------------------------------------------------

      The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the gold industry guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT                    YEARS ENDED DECEMBER 31,
OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS                 2002        2001       2000
----------------------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
Operating costs per financial statements                      $   174.8   $   180.7  $   189.6
Operating costs for attributable production                        13.4         7.4        9.4
Site restoration cost accruals                                     (3.0)       (1.9)      (2.7)
Change in bullion inventory                                        (2.0)        1.5          -
Operating costs not related to gold production                     (4.4)       (5.2)      (5.4)
----------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes            $   178.8   $   182.5  $   190.9
----------------------------------------------------------------------------------------------
Gold equivalent production - ounces                             888,634     944,803    943,798
Total cash costs per equivalent ounce of gold                 $     201   $     193     $  202

      The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period.

      For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss. Total cash costs per ounce are calculated in accordance with gold industry guidelines.Total cash costs per ounce may not be comparable to similarly titled measures of other companies.Total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers.

      Total cash costs per ounce of gold equivalent increased by 4% during 2002. Details of the individual mine performance are discussed in the following sections.

PRODUCTION DATA                                            YEARS ENDED DECEMBER 31,
ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION (OUNCES)        2002          2001        2000
--------------------------------------------------------------------------------------
PRIMARY OPERATIONS:
  Fort Knox                                          410,519       411,221     362,959
  Porcupine Joint Venture                            189,464       156,581     140,441
  Kubaka                                             220,972       237,162     244,641
--------------------------------------------------------------------------------------
                                                     820,955       804,964     748,041
--------------------------------------------------------------------------------------
OTHER OPERATIONS:
  Refugio                                             13,047        67,211      85,184
  Blanket                                             41,612        39,592      34,571
  Denton-Rawhide                                      11,162        17,713      29,361
  Andacollo                                            1,858        11,718      21,030
  Hayden Hill                                              -         1,887       9,582
  Guanaco                                                  -         1,718      16,029
--------------------------------------------------------------------------------------
                                                      67,679       139,839     195,757
--------------------------------------------------------------------------------------
                                                     888,634       944,803     943,798
--------------------------------------------------------------------------------------

"THE FORMATION OF THE JOINT VENTURE COMBINED THE
TWO COMPANIES' GOLD MINING OPERATIONS IN THE
PORCUPINE DISTRICT IN TIMMINS, ONTARIO".


TOTAL CASH COSTS PER OUNCE OF ATTRIBUTABLE         YEARS ENDED DECEMBER 31,
GOLD EQUIVALENT PRODUCTION                     2002         2001        2000
----------------------------------------------------------------------------
(DOLLARS PER EQUIVALENT OUNCE OF GOLD)
PRIMARY OPERATIONS:
  Fort Knox                                     232          207         203
  Porcupine Joint Venture                       201          182         209
  Kubaka                                        133          140         139

OTHER OPERATIONS:
  Refugio                                       186          242         300
  Blanket                                       243          279         236
  Denton-Rawhide                                249          248         243
  Andacollo                                     295          259         289
  Hayden Hill                                     -          277         240
  Guanaco                                         -          436         278
----------------------------------------------------------------------------
                                                201          193         202
----------------------------------------------------------------------------

      The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the CDN GAAP amounts.


      OPERATIONS

      FORT KNOX MINE

      The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska in 1998. The Fort Knox open pit mine consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox. Gold equivalent production in 2002 was 410,519 ounces compared to 411,221 in 2001 and 362,959 in 2000. In 2002, total cash costs were $232 per ounce of gold equivalent compared to $207 in 2001 and $203 in 2000.

RECONCILIATION OF THE FORT KNOX TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED                      YEARS ENDED DECEMBER 31,
FINANCIAL STATEMENTS                                            2002        2001        2000
--------------------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
Operating costs per financial statements                   $    99.2   $    82.9   $    74.8
Site restoration cost accruals                                  (1.0)       (1.2)       (1.3)
Change in bullion inventory                                     (2.9)        3.3           -
--------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes         $    95.3   $    85.0   $    73.5
--------------------------------------------------------------------------------------------
Gold equivalent production - ounces                          410,519     411,221     362,959
Total cash costs per equivalent ounce of gold              $     232   $     207   $     203

      The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the CDN GAAP amounts.

      The Fort Knox mine 2002-business plan called for 440,000 ounces of gold equivalent production at total cash costs of $220 per ounce.The plan was predicated on production from the Fort Knox open pit and supplemental feed from the True North deposit. For 2002, production was lower than planned as a higher percentage of lower grade Fort Knox ore was milled in the first half of the year, as planned production from the higher grade True North mine was impacted by poor availability of the haulage fleet and in the fourth quarter, processing of harder than expected ore impacted production. In addition, cash production costs were $2.9 million higher than planned primarily due to additional maintenance costs incurred to increase equipment availability of the Fort Knox fleet and additional contract haulage costs incurred to haul ore from the True North mine to the Fort Knox mill. Unfortunately, production losses incurred in the first half of 2002 due to unacceptable performance of the haulage fleet that was not recovered during the second half of the year. A new fleet of haulage trucks has been delivered to the mine, which should eliminate future equipment performance issues hauling ore from the True North mine to the Fort Knox mill. Estimated gold equivalent production for 2003 is 410,000 ounces at total cash costs of approximately $220 per ounce.

      Capital expenditures at the Fort Knox operations in 2002 were $15.0 million compared to $20.2 million during 2001 and $17.6 million during 2000.The majority of capital expenditures for 2002 were required to construct a tailings thickener for a cost of $6.9 million, construct an additional lift on the tailings impound dam totaling $3.2 million and capitalized exploration at the True North and Fort Knox mines of $2.7 million. Planned capital expenditures for 2003 are estimated to be $16.2 million.

      PORCUPINE JOINT VENTURE

      On July 1, 2002, the Company formed a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district in Timmins, Ontario.The ownership of this unincorporated joint venture is 51% Placer and 49% by the Company.The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Future capital, exploration and operating costs will be funded in proportion to each party's ownership interest. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake, and Pamour mines, exploration properties in the Porcupine district as well as the Bell Creek mill.

      The formation of the joint venture has been accounted for as an exchange of non-monetary assets that does not represent the culmination of the earnings process, and accordingly, has been recorded at the carrying value of the assets contributed. Comparative production and cost information for the first half of 2002, and for the full years ended December 31, 2001 and 2000 represent the Company's results from the Hoyle Pond mine.

      The Company's share of gold equivalent production was 189,464 ounces in 2002 compared to 156,581 in 2001 and 140,441 in 2000.Total cash costs were $201 per ounce of gold equivalent in 2002, compared to $182 in 2001 and $209 in 2000.The Company's share of gold equivalent production for the year increased due to higher than planned ore grade of the tonnage processed at the Bell Creek mill before the formation of the joint venture. In addition, the Company's 49% share of production from the joint venture in the second half of 2002 exceeded the comparative production in 2001. Operating costs were higher than planned in the second half of 2002 due to unplanned maintenance on the Dome open pit equipment, higher than planned reagent and grinding media consumption and unplanned costs associated with the new collective bargaining agreement. Exploration expenditures totaled $2.3 million in 2002.

"...THE COMPANY CONTINUES TO ACTIVELY EXPLORE THE
NEARBY BIRKACHAN AND TSOKOL DEPOSITS FOR ADDITIONAL
MINERALIZATION..."


      The joint venture continues to assess the development of the former Pamour mineral properties as they will form a significant part of the future production once the current Dome mine open pit reserves have been depleted. A feasibility study was completed in 2002 and the permitting process has commenced.The Company anticipates that the construction and pre-production development will commence in 2004 after the required permits have been received.

      The Company's share of estimated gold equivalent production for 2003 is 219,000 ounces at total cash costs of approximately $210 per ounce.

RECONCILIATION OF THE PORCUPINE JOINT VENTURE
TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD                 YEARS ENDED DECEMBER 31,
TO CONSOLIDATED FINANCIAL STATEMENTS                      2002          2001          2000
------------------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
Operating costs per financial statements            $     38.6    $     29.1    $     33.7
Site restoration cost accruals                            (1.5)         (0.2)         (0.1)
Change in bullion inventory                                1.5           0.7             -
Operating costs not related to gold production            (0.6)         (1.1)         (4.2)
------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes  $     38.0    $     28.5    $     29.4
------------------------------------------------------------------------------------------
Gold equivalent production - ounces                    189,464       156,581       140,441
Total cash costs per equivalent ounce of gold       $      201    $      182    $      209

      The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the CDN GAAP amounts.

      The Company's share of capital expenditures at the Porcupine Joint Venture in 2002 was $6.7 million compared to $7.9 million during 2001 and $13.9 million during 2000.The majority of capital expenditures for 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine, surface fleet additions and plant modifications.The Company's share of planned capital expenditures for 2003 are estimated to be $6.8 million.

      KUBAKA MINE

      The Company acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999.The Company's share of gold equivalent production in 2002 was 220,972 ounces compared to 237,162 in 2001 and 244,641 in 2000. Total cash costs were $133 per gold equivalent ounce in 2002, compared to $140 in 2001 and $139 in 2000.The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Operating costs decreased during 2002, as open pit mining operations ended in October of 2002.The Company has commenced processing of the low-grade stockpiles and will supplement this with underground ore from the North High Wall, Centre Zone and the North Vein in 2003. Based on current plans the majority of the low-grade stockpiled ore will be processed in 2003. However, the Company continues to actively explore the nearby Birkachan and Tsokol deposits for additional mineralization that will hopefully extend the life of Kubaka into 2005 and beyond.

      On December 3, 2002, the Company entered into purchase agreements with four of the five Russian shareholders (holding, in aggregate 44.17% of the shares of Omolon Gold Mining Company ("Omolon"). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay them $43.5 million for said shares.As at February 25, 2003, 38.17% of the shares have been tendered leaving 6.0% remaining to be tendered. Once all of the shares described above have been tendered and cancelled, the Company will own 98.10% of Omolon.

      After reflecting the above transactions, estimated gold equivalent production for the Kubaka mine in 2003 is 188,000 ounces at total cash costs of approximately $190 per ounce.

RECONCILIATION OF THE KUBAKA TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED                          YEARS ENDED DECEMBER 31,
FINANCIAL STATEMENTS                                              2002          2001          2000
--------------------------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
Operating costs per financial statements                    $     28.6    $     34.1    $     33.7
Site restoration cost accruals                                    (0.8)         (0.4)         (0.8)
Change in bullion inventory                                       (0.1)         (1.6)            -
Management fees                                                    1.6           1.0           1.1
--------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes          $     29.3    $     33.1    $     34.0
--------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            220,972       237,162       244,641
Total cash costs per equivalent ounce of gold               $      133    $      140    $      139

      The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the CDN GAAP amounts.

      The Company's share of capital expenditures at the Kubaka operations in 2002 were $0.1 million compared to $0.4 million during 2001 and $0.1 million during 2000.The Company's share of planned capital expenditures for 2003 are estimated to be $1.5 million that will be utilized to acquire underground mining equipment for the underground mining program.

      REFUGIO MINE

      The Company acquired a 50% interest in the Refugio open pit mine, located in Chile, in 1998. The Company's share of gold equivalent production was 13,047 ounces in 2002 compared to 67,211 in 2001 and 85,184 in 2000. In 2002, total cash costs were $186 per ounce of gold equivalent compared to $242 in 2001 and $300 in 2000. Production decreased in 2002 as no fresh ore was added to the leachpad and the only production came from residual leaching. In late 2002, the Company began an exploration program at the Refugio mine.The purpose of the program is to increase the reserves at Refugio to allow the Company to revisit the project economics in light of higher spot gold prices. Initial drilling has been successful and the Company and its joint venture partner will spend the next few months completing the drilling program, analyzing the data generated and preparing a reopening study decision document. A decision to reopen is expected to be made during the third quarter of 2003, which, if approved, should allow production to resume in 2004.

"IN ADDITION, THE COMPANY PLANS RECLAMATION SPENDING
OF APPROXIMATELY $19.0 MILLION, WHICH INCLUDES
$4.0 MILLION ON THE TVX AND ECHO BAY CLOSURE PROPERTIES
IN 2003..."

RECONCILIATION OF THE REFUGIO TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED                           YEARS ENDED DECEMBER 31,
FINANCIAL STATEMENTS                                               2002          2001          2000
---------------------------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
Operating costs per financial statements                      $     3.9     $    17.4     $    26.4
Site restoration cost accruals                                        -             -          (0.4)
Change in bullion inventory                                        (0.5)         (0.9)            -
Management fees                                                     0.1           0.2           0.4
Operating costs not related to gold production                     (1.1)         (0.3)         (0.8)
---------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes            $     2.4     $    16.4     $    25.6
---------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                              13,047        67,211        85,184
Total cash costs per equivalent ounce of gold                 $     186     $     242     $     300

      The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the CDN GAAP amounts.

      BLANKET MINE

      The Blanket mine, located in Zimbabwe, was acquired in 1993. Gold equivalent production in 2002 was 41,612 ounces compared to 39,592 ounces in 2001 and 34,571 ounces in 2000.Total cash costs were $243 per ounce of gold equivalent in 2002, compared to $279 in 2001 and $236 in 2000. Gold equivalent production increased in 2002 as milling of historic tailings that were purchased, subject to a tonnage royalty, from a nearby mine continued for the entire year. Inflationary pressures within Zimbabwe continued in 2002. The mine continues to operate, and is self sustaining at present. The Company continues to believe that conditions will improve in Zimbabwe. The Company commenced cost accounting of this investment in 2002 following the write-down in 2001. Estimated 2002 production is 35,000 gold equivalent ounces at total cash costs similar to those incurred in 2002.

RECONCILIATION OF THE BLANKET TOTAL CASH COSTS
PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED                        YEARS ENDED DECEMBER 31,
FINANCIAL STATEMENTS                                             2002        2001         2000
----------------------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
Operating costs per financial statements                     $      -    $   11.2     $    8.4
Operating costs for attributable production                      10.1           -            -
Site restoration cost accruals                                      -        (0.1)        (0.2)
----------------------------------------------------------------------------------------------
Operating costs for per ounce calculation purposes           $   10.1    $   11.1     $    8.2
----------------------------------------------------------------------------------------------
Gold equivalent production - ounces                            41,612      39,592       34,571
Total cash costs per equivalent ounce of gold                $    243    $   279      $    236

      The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the CDN GAAP amounts.

      OTHER OPERATIONS

      In late 1999, the Company entered into an agreement, whereby it would contribute cash while its partner would contribute technology and the required patents to construct an Autoclaved Aerated Concrete ("AAC") plant near Phoenix, Arizona. Construction of the plant was completed 2001. AAC is a lightweight, high strength building block manufactured from silica mine tailings. Activities in 2002 were primarily marketing and engineering related, plant modifications and manufacturing of AAC.The plan for 2003 is to continue to establish demand for the product, with the expectation of earnings and positive cash flow from this venture in 2004.

      The Company has expensed start-up activities, including pre-production losses and organizational costs as incurred.

      SITE RESTORATION COSTS

      Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its closure obligations at $70.4 million based on information currently available including preliminary closure plans and applicable regulations. As at December 31, 2002, the Company has accrued $57.0 million of this liability. The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, the Company plans reclamation spending of approximately $19.0 million, which includes $4.0 million on the TVX and Echo Bay closure properties in 2003 as part of its aggressive plan to have as many projects as possible to post-closure monitoring by the end of 2005.

      ADMINISTRATION

      Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration costs include the costs incurred at two offices. These offices are the corporate office in Toronto and the United States office in Salt Lake City. Administration expenses totaled $11.3 million in 2002, compared to $10.1 million in 2001, and $10.4 million in 2000.The 2002 administrative expenses increased due to increased staffing in anticipation of completing the combination with TVX and Echo Bay. Upon completion of the combination, administration expenses in 2003 are expected to be approximately $17.0 million.

"IN 2002, EXPLORATION ACTIVITIES INCREASED AS THE
FLOW THROUGH FUNDS RAISED IN LATE 2001 AND COMMITTED
FOR EXPLORATION WERE SPENT".


      EXPLORATION AND BUSINESS DEVELOPMENT

      Total expensed exploration and business development expenditures were $11.6 million in 2002 compared to $7.9 million in 2001 and $11.4 million in 2000. In 2002, exploration activities increased as the flow through funds raised in late 2001 and committed for exploration were spent. Exploration activities in 2002 primarily focused around Fort Knox, the Porcupine Joint Venture, Kubaka (Birkachan and Tsokol), and George/Goose Lake. Upon completion of the combination, and as a result of higher spot gold prices, 2003 planned exploration expenditures are estimated at $20.0 million. Planned exploration in 2003 will focus on the projects listed above and the various exploration projects acquired pursuant to the combination with TVX and Echo Bay.The 2003 exploration program is designed to replace mined reserves at existing mines and increase reserves at the development projects.

      DEPRECIATION, DEPLETION AND AMORTIZATION

      Depreciation, depletion and amortization totaled $85.3 million in 2002 compared to $85.8 million in 2001 and $93.2 million in 2000. Depreciation, depletion and amortization have increased per equivalent ounce of gold to $101 in 2002, from $94 in 2001 and $99 in 2000.The 2002 increase per equivalent ounce of gold compared to 2001 was primarily due to the reduced production at Refugio in 2002 since the Refugio mine carried a low depreciable basis. Based on preliminary purchase accounting associated with the TVX and Echo Bay combination, depreciation, depletion and amortization on a per ounce basis are expected to remain at current levels in 2003.

      INTEREST EXPENSE

      Interest expense totaled $5.0 million in 2002, compared to $9.1 million in 2001, and $14.3 million in 2000. Interest expense in 2002 is comprised of $0.3 million relating to the Company's proportionate share of interest on the Kubaka project loan, $1.5 million of interest on the Alaskan industrial revenue bonds and the Fort Knox capital leases, $2.6 million of interest on the debt component of the convertible debentures and $0.6 million on other items. Interest expense decreased in 2002 due to lower debt balances outstanding and lower interest rates. Interest expense will continue to decrease since rates remain low and debt balances continue to decrease as scheduled repayments are made. For further information on the Company's debt position, see Note 9 to the Consolidated Financial Statements.

      SHARE OF LOSS OF INVESTEE COMPANIES

      Share of loss of investee companies totaled $0.6 million in 2002, compared to $2.2 million in 2001, and $8.1 million in 2000. The Company equity accounts investments where it owns more than 20% and exercises control. During 2002, the Company's share of the losses of these equity accounted investments was $0.6 million, substantially less than recorded amounts in 2001 and 2000. The 2000 results included 34% of the Pacific Rim Mining Corp. ("Pacific Rim") (formerly Dayton Mining Corporation) write-down of the Anadacolla mine. Future statements of operations should have no reported share of loss of investee companies as the only remaining equity accounted investment, Pacific Rim, has been equity accounted to a zero basis.

      WRITE-DOWN OF PROPERTY PLANT AND EQUIPMENT AND OTHER NON-CASH CHARGES

      Impairment analysis for the operating assets consisted of comparing the estimated undiscounted future net cash flows on an area of interest basis with its carrying value, and when the future net cash flows are less, a non-cash write-down is recorded. Over the past three years gold has averaged $287 per ounce and closed the year at $343 per ounce. Subsequent to the end of 2002, gold has continued to trade above $340 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $325 per ounce for gold for impairment analysis in 2002, compared to $300 per ounce in 2001 and 2000.

      Property, plant and equipment write-downs and other non-cash charges totaled $7.7 million in 2002 compared to $16.1 million in 2001 and $72.1 million in 2000. The 2002 write-down and other non-cash charges was required to increase reclamation provisions at the closure properties to revised year-end estimates. The 2001 write-down was comprised of $11.8 million relating to the Blanket mine due to the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services, and civil unrest. The balance of the 2001 write-down was on other non-core closure properties. The 2000 write-down was comprised of $36.1 million relating to the Refugio mine due to the decision to suspend operations and place the operations on care and maintenance, and the balance on other non-core development and closure properties.

      The details of the asset write-downs are presented in Note 15 to the Consolidated Financial Statements.

      WRITE-DOWN OF OTHER INVESTMENTS

      The Company has various investments in resource-related companies at December 31, 2002, totaling $11.8 million. In 2002, the Company recorded a mark-to-market loss of $0.2 million of its marketable securities portfolio to reflect current market values of certain investments.There were no non-cash write-downs of long-term investments in 2002 or 2001, compared to $13.1 million in 2000. In light of the then current market conditions of resource-related equities and the poor performance of its equity accounted investments, the Company determined in 2000 that a permanent impairment in value had occurred, and wrote these investments down to their estimated quoted market value.

      INCOME AND MINING TAXES

      The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Zimbabwe, Brazil and Chile. However, the Company has substantial operating losses and other tax deductions to shelter future taxable income.The 2002 liability arises from income taxes in Russia and federal large corporations tax in Canada. For a detailed income tax reconciliation, see Note 16 to the Consolidated Financial Statements.

" THE 2002 CASH FLOW FROM OPERATING ACTIVITIES
WAS POSITIVELY AFFECTED BY HIGHER SALES PRICES PER
OUNCE OF GOLD SOLD".


      LIQUIDITY AND FINANCIAL RESOURCES

      OPERATING ACTIVITIES

      Cash flow provided from operating activities was $62.9 million in 2002 compared to $74.5 million in 2001 and $47.8 million in 2000.The 2002 cash flow from operating activities was positively affected by higher sales prices per ounce of gold sold. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

      In 2003, at budgeted gold prices of $325 per ounce, the Company anticipates having adequate cash flow provided from operating activities to fund planned capital expenditures and scheduled repayments of long-term debt.

      FINANCING ACTIVITIES

      During 2002, the Company issued 24.3 million post-consolidation common shares and 25.0 million common share purchase warrants (three warrants and Cdn $15.00 are required to purchase one post-consolidation common share) for net proceeds of $111.6 million, and 0.3 million post-consolidation common shares for net proceeds of $1.2 million pursuant to the employee share incentive plan. During 2001, the Company issued 8.1 million post-consolidation common shares valued at $23.2 million to acquire 945,400 convertible preferred shares of a subsidiary company. In addition, in 2001, the Company issued 1.4 million post consolidation common shares for cash consideration of $4.6 million pursuant to a private placement, issued 1.3 million post-consolidation common shares valued at $3.8 million to acquire mining properties, and issued 0.4 million common shares valued at $0.8 million pursuant to the employee share incentive plan. During 2000, the Company issued 0.7 million post-consolidation common shares for cash consideration of $1.4 million pursuant to a private placement, issued 0.7 million post-consolidation common shares for proceeds of $1.8 million pursuant to the employee share incentive plan and repurchased 1.2 million post-consolidation common shares pursuant to a normal course issuer bid for $5.3 million of cash. All of the share amounts have been retroactively adjusted for the three for one consolidation that was completed on January 31, 2003.

      The debt component of convertible debentures was reduced by $5.1 million during 2002 compared to $5.4 million during 2001 and $4.9 million during 2000. Long-term debt repayments were $28.5 million in 2002 compared to $46.5 million during 2001 and $26.4 million during 2000.

      The Company did not declare nor pay any dividends to the holders of the convertible preferred shares of subsidiary company in 2002 or 2001. Dividends paid on the convertible preferred shares of subsidiary company in 2000, before suspension in August 2000 were $3.4 million.

      The Company completed an equity offering in February 2002, and issued 7.7 million post-consolidation common shares from treasury for net proceeds of $18.5 million.The majority of funds raised were used to complete a $16.00 per share cash tender offer for the convertible preferred shares of a subsidiary company owned by non-affiliated shareholders. The tender offer process closed on April 4, 2002 with 670,722 convertible preferred shares of subsidiary company tendered leaving 223,878 or 12.2% outstanding to non-affiliated shareholders. In 2001, the Company acquired 945,000 convertible preferred shares of subsidiary company by issuing from treasury 8.1 million post-consolidation common shares of the Company valued at $23.2 million. Included in the carrying value of the Kinam preferred shares, as at December 31, 2001, is an accrual of $2.2 million that represents the cumulative unpaid dividends to the minority holders.

      The Company has restricted cash of $21.1 million at December 31, 2002. The restricted cash is derived from two sources, the first being $8.9 million of cash securing letters of credit issued in excess of the maximum allowable under the credit facility.While the remaining $12.2 million represents the Company's share of restricted cash subject to a court ordered freeze in Russia.The court ordered freeze was as a result of challenges brought to Omolon alleging that the original issuance of shares was flawed and therefore, null and void. On January 8, 2003, the claim was dismissed and the restrictions on cash were released.

      As at December 31, 2002, the Company had a $30.0 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at December 31, 2002, $38.5 million of letters of credit were issued under this facility, requiring the Company to restrict $8.9 million of cash. On February 27, 2003, the Company entered into a new credit facility for $125.0 million with a maturity date of December 31, 2005.The credit facility is secured by the Company's Fort Knox mine and shares in various wholly owned subsidiaries. The purpose of the credit facility is to issue letters of credit to various regulatory agencies to satisfy its financial assurance requirements to which the Company is subject.The Company is currently in the process of issuing new letters of credit under this facility to replace all of the $53.2 million outstanding surety bonds. The Company anticipates that this credit facility will be available to replace all of the surety bonds and letters of credit issued by TVX, Echo Bay, and the Company and, as a result, releasing all remaining restricted cash.

      As at December 31, 2002, the Company's long-term debt consists of $2.6 million relating to the Kubaka project financing, $25.0 million of Fort Knox industrial revenue bonds and various capital leases, and other debt of $8.6 million.The current portion of the long-term debt is $23.3 million. For details of the various components of long-term debt, see Note 9 to the Consolidated Financial Statements.

      INVESTING ACTIVITIES

      Capital expenditures decreased by 26% in 2002 as $22.6 million was spent on capital additions, compared to $30.4 million in 2001, and $41.6 million in 2000. The 2002 capital expenditures focused primarily on the Porcupine Joint Venture and Fort Knox operations, with 96% of total capital expenditures incurred at these two mines. Capital expenditures at the Porcupine Joint Venture in 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine, surface fleet additions, and plant modifications at the Dome mine.At the Fort Knox mine, the majority of capital expenditures for 2002 were required to construct a tailings thickener for a cost of $6.9 million, construct an additional lift on the tailings impound dam totaling $3.2 million, and capitalized exploration at the True North and Fort Knox mines of $2.7 million. Capital expenditures were financed out of cash flow from operating activities. Planned capital expenditures including additions to the newly acquired TVX and Echo Bay mines are estimated at $74.0 million in 2003 and are to be funded from cash flow from operating activities and current cash reserves.

"THE MOST CRITICAL ACCOUNTING POLICIES UPON WHICH THE
COMPANY'S FINANCIAL STATUS DEPENDS ARE THOSE REQUIRING
ESTIMATES OF PROVEN AND PROBABLE RESERVES, RECOVERABLE
OUNCES THEREFROM, AND ASSUMPTIONS OF FUTURE GOLD PRICES".

      CRITICAL ACCOUNTING POLICIES

      The preparation of the Company's consolidated financial statements in accordance with CDN GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period.The most critical accounting policies upon which the Company's financial status depends are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, and assumptions of future gold prices. Such estimates and assumptions affect the value of inventories and the potential impairment of long-lived assets.These estimates and assumptions also affect the rate at which depreciation, depletion and amortization are charged to earnings. Commodity prices significantly affect the Company's profitability and cash flow. In addition, management estimates costs associated with reclamation of mining properties as described above. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

      BUSINESS RISKS AND MANAGEMENT

      The operations of the Company are speculative due to the high-risk nature associated with the operation, exploration and development of mineral properties. Certain of the risk factors listed below are related to the mining industry in general while some are specific to the Company. Included in the risk factors below are details on how the Company mitigates these risks wherever possible.

      NATURE OF MINERAL EXPLORATION AND MINING

      The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate.While discovery of a gold-bearing structure may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in profitable commercial mining operations.

      The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage.The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions, may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage.There are also risks against which the Company cannot or may not elect to insure against.The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial viability.

      Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection.The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

      The Company mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, the Company reviews its insurance coverage at least annually to ensure the most complete and cost-effective coverage is obtained.

      ENVIRONMENTAL RISKS

      The Company's mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Greece, Chile, Australia and Zimbabwe and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases the Company's mine development and operating costs.

      In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities.The Company estimates its share of reclamation closure obligations at $70.4 million based on information currently available. As at December 31, 2002, the Company has accrued $57.0 million of this liability.The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. The Company mitigates this risk by performing reclamation activities concurrent with production. In addition, planned spending on closure properties of approximately $15.0 million in 2003 is part of an aggressive plan to bring the majority of the closure projects to post closure monitoring by the end of 2005.

      Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property.To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

"THE PROFITABILITY OF ANY GOLD MINING OPERATIONS IN
WHICH THE COMPANY HAS AN INTEREST WILL BE SIGNIFICANTLY
AFFECTED BY CHANGES IN THE MARKET PRICE OF GOLD".


      RESERVE ESTIMATES

      The figures for reserves presented are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require the Company to take a writedown of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

      Proven and probable reserves at the Company's mines and development projects were calculated based upon a gold price of $300 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, material write-downs of the Company's investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

      There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

      OPERATIONS OUTSIDE OF NORTH AMERICA

      The Company has mining operations in Russia, Brazil, Greece, Chile and Zimbabwe and is conducting certain of its exploration and development activities in Russia, Zimbabwe and Australia. There is no assurance that future political and economic conditions in these countries will not result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital, which may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties for which it has obtained exploration, development and operating rights to date.The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

      The Company is subject to the considerations and risks of operating in Russia.The economy of the Russian Federation continues to display characteristics of an emerging market.These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

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

      Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company's Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company's Russian operations may be assessed additional taxes, penalties and interest, which could be significant.The periods remain open to review by the tax authorities for three years. The Company mitigates this risk through effective communications with the Russian regulators.

      In addition, the economies of the countries of Russia, Brazil, Chile or Zimbabwe differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

      LICENSES AND PERMITS

      The operations of the Company require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. The Company endeavours to be in compliance with these regulations at all times.

      GOLD PRICE

      The profitability of any gold mining operations in which the Company has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company.The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.

      TITLE TO PROPERTIES

      The validity of mining claims which constitute most of the Company's property holdings in Canada, the United States, Brazil, Greece, Chile, Zimbabwe, Australia and Russia may, in certain cases, be uncertain and is subject to being contested.The Company's titles, particularly title to undeveloped properties, may be defective.

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"THE VARIABLE WITH THE GREATEST IMPACT IS THE GOLD PRICE,
AND THE COMPANY PREPARES A BASE CASE SCENARIO AND
THEN SENSITIZES IT BY A $25 INCREASE AND DECREASE
IN THE GOLD PRICE".

      Certain of the Company's United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States.The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.The General Mining Law of the United States, which governs mining claims and related activities on U.S. federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

      COMPETITION

      The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties.The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

      SURETY

      As at December 31, 2002, the Company has surety bonds totaling $53.2 million in respect of its liability for the estimated costs associated with the reclamation of mine, mill and other sites used in its operations imposed by statute. Due to recent developments, which have affected the surety markets worldwide, such bonding may be difficult or impossible to obtain in the future or may only be available at significant additional cost. On February 27, 2003, the Company entered into a new credit facility for $125.0 million with a maturity date of December 31, 2005.The purpose of this credit facility is to issue letters of credit to various regulatory agencies to satisfy these financial assurance requirements.This credit facility will be adequate to replace all of the surety bonds issued by the Company,TVX and Echo Bay thereby eliminating the Company's surety market risk.

      JOINT VENTURES

      Upon completion of the combination, the Company will have ownership in eight mines that are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to the Company or to third parties could have a material adverse effect on the joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect of such properties.

      ROYALTIES

      The Company's mining properties are subject to various royalty and land payment agreements. Failure to meet payment obligations under these agreements could result in the loss of related property interests. However, the royalty and land payment obligations to which the Company's properties are subject are not material except for its Kubaka property. In 2001, the Kubaka mine was subject to total royalty and production based taxes of 11.8%.

      For other discussions on commitments and contingencies, see Note 22 to the Consolidated Financial Statements.

      DISCLOSURES ABOUT MARKET RISKS

      To determine its market risk sensitivities, the Company uses an internally generated financial forecast that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices.The variable with the greatest impact is the gold price, and the Company prepares a base case scenario and then sensitizes it by a $25 increase and decrease in the gold price.

      The financial forecast the Company uses covers the life of the mine. In each year gold is produced according to the mine plan, the production is estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

      COMMODITY PRICE RISKS

      The Company's revenues are derived primarily from the sale of gold production.The price of gold averaged $310 per ounce for 2002 with a closing London A.M. fix of $343. The key factors influencing the gold market included a weakness in the U.S. dollar, equity market declines, increased tension in Iraq and North Korea, a significant decrease in net producer hedging, and increased investor interest as indicated by the large net long position reported at year-end.The Company's net income can vary significantly with fluctuations in the market price of gold.At various times, in response to market conditions, the Company has entered into gold forward sales contracts, spot deferred forward sales contracts, and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. Due to the increase in gold prices it is the Company's plan to deliver into these financial instruments and not replace them thereby increasing its exposure to changes in gold prices. As at December 31, 2002, the Company has gold forward sales contracts covering 312,500 ounces of future production, of which 137,500 ounces are scheduled for delivery in 2003 at $277 per ounce.The Company is not subject to margin requirements on any of its hedging lines. As at December 31, 2002, based on a year-end gold price of $343 per ounce, the mark-to-market value of the Company's gold forward sales contracts and gold spot deferred forward sales contracts was negative $20.3 million. Based on the Company's projected 2002 sales volumes, including sales from TVX and Echo Bay, each $10 per ounce change in the average realized price on gold sales would have an approximate $15.0 million impact on revenues and pre-tax earnings. For further details of the hedge position as at December 31, 2002, see Note 8 to the Consolidated Financial Statements.

      Mine operating costs include costs associated with the consumption of fuel to power generating plants and operate mining equipment. The Company consumes approximately 89.0 million litres of diesel fuel annually throughout its worldwide operations. Based on the Company's projected 2002 consumption, including consumption from the TVX and Echo Bay mines, a 10% change in crude oil prices would have an approximate $2.0 million impact on operating costs and pre-tax earnings.

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

"AS A RESULT OF THE COMPLETION OF THE COMBINATION
ON JANUARY 31, 2003, THE COMPANY PLANS TO PRODUCE
1.75 MILLION OUNCES OF GOLD EQUIVALENT IN 2003 AT
TOTAL CASH COSTS OF APPROXIMATELY $210 PER OUNCE".

      FOREIGN CURRENCY EXCHANGE RISK

      The Company, TVX and Echo Bay conduct the majority of their operations in the U.S., Russia, Canada, Brazil and Chile. Currency fluctuations affect the cash flow that the Company will realize from its operations as gold is sold in U.S. dollars, while production costs are incurred in Russian rubles, Chilean pesos, Brazilian reals, Canadian, and U.S. dollars.The Company's results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. The Company's cash and cash equivalent balances are held in U.S. and Canadian dollars; holdings denominated in other currencies are relatively insignificant.

      RUSSIAN RUBLES

      The Company operates the Kubaka mine in Russia. Upon completion of the acquisition by Omolon and cancellation of said shares owned by the Russian shareholders as described under the section entitled "Kubaka Mine", the Company estimates 2003 Russian ruble payments for operating, exploration, royalty expenses, and income taxes of 606.7 million Russian rubles at an exchange rate of 33.0 rubles to one U.S. dollar.A 10% change in the exchange rate could result in an approximate $1.8 million change in the Company's pre-tax earnings.

      CHILEAN PESOS

      The Company operates the Refugio mine, while TVX is a partner to the La Coipa mine, both located in Chile. Upon completion of the combination, the Company estimates 2003 Chilean peso payments for operating, exploration, royalty expenses and income taxes of 13.1 billion Chilean pesos at an exchange rate of 700 pesos to one U.S. dollar. A 10% change in the exchange rate could result in an approximate $1.9 million change in the Company's pre-tax earnings.

      BRAZILIAN REALS

      TVX is a partner to the Brasilia and Crixas mines, both located in Brazil. Upon completion of the combination, the Company estimates 2003 Brazilian real payments for operating, exploration, royalty expenses and income taxes of 74.5 million Brazilian reals at an exchange rate of 3.50 Brazilian reals to one U.S. dollar. A 10% change in the exchange rate could result in an approximate $2.1 million change in the Company's pre-tax earnings.

      CANADIAN DOLLARS

      The Company and Echo Bay have Canadian dollar denominated operating, exploration, administrative, and interest expenses. The Company and Echo Bay have hedged $45.0 million of this exposure for 2003 at average exchange rates of Canadian $1.575 per U.S. dollar. Upon completion of the combination and excluding hedging contracts described above, and assuming 2003 Canadian dollar payments of $131.0 million dollars at an exchange rate of Canadian $1.50 per U.S. dollar, a 10% change in the exchange rate could result in an approximate $7.8 million change in the Company's pre-tax earnings.

      INTEREST RATE RISK

      The Company has no interest rate swaps outstanding at December 31, 2002. At December 31, 2002, the Company carries $31.4 million of variable rate debt, all denominated in U.S. dollars. Interest expense would change by approximately $0.3 million for every one percent change in interest rates.

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

      STRATEGY

      The Company's strategy is to increase shareholder value through increases in long-term cash flow, production and earnings per share.The Company's strategy consists of optimizing the performance and therefore the value of existing mines, investing in quality projects and looking for additional accretive acquisitions.

      The first component of this strategy is addressed as the Company continues to enhance the performance of existing assets that it operates through its continuous improvement program. The continuous improvement program focuses on productivity improvements and cost-cutting initiatives that add value by improving cash flow and earnings per share. One major initiative in 2002 consisted of the construction of a tailings thickener at the Fort Knox mine.The benefits of this capital program will be to reduce consumption of reagents and nominally improve recovery leading to lower total cash costs per ounce produced.

      The second component of this strategy is the value created by investing in quality projects. In late 2002, with continued strength in gold prices, the Company began a major drilling program at the Refugio mine.This program will continue during the first half of 2003 with the goal of preparing a decision document, which if favourable will lead to the recommencement of mining at Refugio in 2004. In addition, 2003 will include exploration activities surrounding the Kubaka mine, the development of the Emanuel Creek deposit at the Kettle River mine for production in 2004 (acquired from Echo Bay pursuant to the combination). All of these programs are designed to add value by extending mine life.

      The third component of this strategy is to increase value through accretive acquisitions. On January 31, 2003, the Company completed a business combination with TVX and Echo Bay.This combination created a larger, stronger senior gold company.The Company is proceeding with the integration of these newly acquired assets and looks to add further value through productivity improvements, cost-cutting initiatives and investing in the quality projects acquired.

      The Company's specific targets for 2003 include the production of 1.75 million ounces of gold equivalent at total cash costs of approximately $210 per ounce, advance existing exploration and development projects and acquire new projects. In addition, the Company will continue to focus on its continuous improvement program at all mines it operates.

      OUTLOOK

      As at December 31, 2002, the Company has $170.6 million of unrestricted cash.These cash reserves combined with TVX's and Echo Bay's year-end cash reserves and the restricted cash released early in 2003, provide ample cash to pay for the TVX Newmont J/V, the outstanding transaction costs and the increase in ownership of Omolon. As a result of the completion of the combination on January 31, 2003, the Company plans to produce 1.75 million ounces of gold equivalent in 2003 at total cash costs of approximately $210 per ounce. Estimated production in 2003 reflects production for the TVX and Echo Bay mines commencing February 1, 2003.

      The Company's prudent fiscal management over the past few years of low gold prices has positioned the Company to be a beneficiary of the improved gold price environment.The Company has a strong balance sheet with low debt and ample cash to fund exploration and capital programs that will allow the Company to continue on its growth path. The Company's current plans include the recommencement of operations at Refugio, if approved, the recommencement of operations at Kettle River (acquired from Echo Bay pursuant to the combination) and the development of the Birkachan satellite deposit near the Kubaka processing plant in Russia. All of this can be accomplished in a $325 per ounce gold price environment without incurring any additional long-term debt.

      The forward-looking statements included in this MD&A involve various risks and uncertainties and are based upon assumptions that the Company considers reasonable, but could be incorrect. Factors that could cause actual results to differ from those included in the forward-looking statements are identified under the Business Risks and Management section, which is included in this MD&A.

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